FORM 6-K
                                   --------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


For the month of,                            JULY                       2003
                               --------------------------------      ---------
Commission File Number         001-13718
                               --------------------------------      ---------


                             MDC CORPORATION INC.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


             45 HAZELTON AVENUE, TORONTO, ONTARIO, CANADA, M5R 2E3
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                   Form 40-F     X
                         ------------                -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                        No    X
                       --------------            ---------------

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX

     Document                                                          Page No.

        1.       News Release dated July 18, 2003 ("MDC AGREES TO           4
                 SELL ADDITIONAL INTEREST IN CUSTOM DIRECT INCOME
                 FUND IN AN UNDERWRITTEN PRIVATE PLACEMENT FOR
                 GROSS PROCEEDS OF $29.64 MILLION")
        2.       News Release dated July 18, 2003 ("MDC AGREES TO           7
                 SELL ADDITIONAL INTEREST IN CUSTOM DIRECT INCOME
                 FUND IN AN UNDERWRITTEN PRIVATE PLACEMENT FOR
                 GROSS PROCEEDS OF $29.64 MILLION")
        3.       News Release dated July 28, 2003 ("UPDATE ON              11
                 MAXXCOM PLAN OF ARRANGEMENT")
        4.       News Release dated July 31, 2003 ("MDC COMPLETES          14
                 SALE OF ADDITIONAL INTEREST IN CUSTOM DIRECT
                 INCOME FUND IN AN UNDERWRITTEN PRIVATE PLACEMENT
                 FOR GROSS PROCEEDS OF $29.64 MILLION")
        5.       News Release dated July 31, 2003 ("MDC                    17
                 CORPORATION INC. AND MAXXCOM INC. ANNOUNCE
                 COMPLETION OF PLAN OF ARRANGEMENT")
        6.       News Release dated July 31, 2003 ("MDC COMPLETED          20
                 SALE OF ADDITIONAL INTEREST IN CUSTOM DIRECT
                 INCOME FUND IN AN UNDERWRITTEN PRIVATE PLACEMENT
                 FOR GROSS PROCEEDS OF $29.64 MILLION")
        7.       News Release dated July 31, 2003 ("MDC                    23
                 CORPORATION INC. ANNOUNCES FINANCIAL RESULTS FOR
                 THE SECOND QUARTER ENDED JUNE 30, 2003")

                                                                    DOCUMENT 1

                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------

FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FOR:  MDC Corporation Inc.
      45 Hazelton Avenue
      Toronto, Ontario M5R 2E3


CONTACTS:

MILES S. NADAL                     PETER M. LEWIS                  GRAHAM L. ROSENBERG
Chairman, President and            Executive Vice-President        Executive Vice President
Chief Executive Officer            and Chief Financial Officer     Tel:  (416) 960-9000 ex. 239
Tel:  (416) 960-9000 ex. 223       Tel:  (416) 960-9000 ex. 272

TSX STOCK SYMBOL:            MDZ.A
NASDAQ STOCK SYMBOL:         MDCA
website:                     www.mdccorp.com
                             ---------------

                             MDC CORPORATION INC.

   MDC AGREES TO SELL ADDITIONAL INTEREST IN CUSTOM DIRECT INCOME FUND IN AN
               UNDERWRITTEN PRIVATE PLACEMENT FOR GROSS PROCEEDS
                               OF $29.64 MILLION

- SALE TO INCLUDE 2.964 MILLION UNITS AT $10.00 FOR GROSS PROCEEDS OF $29.64 MILLION.
- TOTAL GROSS PROCEEDS TO MDC FROM INITIAL PUBLIC OFFERING AND SECONDARY OFFERING TO TOTAL $208.1 MILLION.

         TORONTO - July 18, 2003 - MDC Corporation Inc. ("MDC") of Toronto announced today that it has agreed to sell an additional 2.964 million units of Custom Direct Income Fund ("Fund") for gross proceeds of $29.64 million. The sale will be completed by way of a private placement, which will be fully underwritten by a syndicate of underwriters. The private placement is scheduled to close on July 29, 2003.

         The units have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of that Act.

         The proceeds from the private placement, together with amounts received in connection with the initial public offering of the Fund, will result in MDC having realized gross cash proceeds of approximately $208.1 million (before commissions and expenses) from the sale of its 80% interest in Custom Direct including the term loan portion of Custom Direct's credit facility.

         Following the closing of the private placement, MDC will continue to own a 20% subordinated interest in the business (which it has agreed not to sell until after December 21, 2003) exchangeable into approximately 3.9 million units of the Fund.

         Proceeds received by MDC from this offering will be used for general corporate purposes.

ABOUT CUSTOM DIRECT INCOME FUND

         Custom Direct Income Fund indirectly holds an 80% interest in the Custom Direct business. Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry.

ABOUT MDC CORPORATION INC.

         MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom Inc., and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

ABOUT MAXXCOM INC.

         Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom Shares are traded on the Toronto Stock Exchange under the symbol MXX.

FORWARD-LOOKING STATEMENTS

         This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, MDC's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the MDC's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                   DOCUMENT 2

                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------

                NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES

FOR:    MDC Corporation Inc.
        45 Hazelton Avenue
        Toronto, Ontario M5R 2E3

CONTACTS:

MILES S. NADAL                     PETER M. LEWIS                GRAHAM L. ROSENBERG
Chairman, President and            Executive Vice-President      Executive Vice President
Chief Executive Officer            and Chief Financial Officer   Tel:  (416) 960-9000 ex. 239
Tel:  (416) 960-9000 ex. 223       Tel:  (416) 960-9000 ex. 272

TSX STOCK SYMBOL:            MDZ.A
NASDAQ STOCK SYMBOL:         MDCA
WEBSITE:                     WWW.MDCCORP.COM
                             ---------------

                                     MDC CORPORATION INC.

        MDC AGREES TO SELL ADDITIONAL INTEREST IN CUSTOM DIRECT INCOME
                           FUND IN AN UNDERWRITTEN

                     PRIVATE PLACEMENT FOR GROSS PROCEEDS

                               OF $29.64 MILLION

- SALE TO INCLUDE 2.964 MILLION UNITS AT $10.00 FOR GROSS PROCEEDS OF $29.64 MILLION.
- TOTAL GROSS PROCEEDS TO MDC FROM INITIAL PUBLIC OFFERING AND SECONDARY OFFERING TO TOTAL $208.1 MILLION.

         TORONTO - July 18, 2003 - MDC Corporation Inc. ("MDC") of Toronto announced today that it has agreed to sell an additional 2.964 million units of Custom Direct Income Fund ("Fund") for gross proceeds of $29.64 million. The sale will be completed by way of a private placement, which will be fully underwritten by a syndicate led by CIBC World Markets Inc. and TD Securities Inc., which includes Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Griffiths McBurney & Partners. The private placement is scheduled to close on July 29, 2003.

         The proceeds from the private placement, together with amounts received in connection with the initial public offering of the Fund, will result in MDC having realized gross cash proceeds of approximately $208.1 million (before commissions and expenses) from the sale of its 80% interest in Custom Direct including the term loan portion of Custom Direct's credit facility.

         Following the closing of the private placement, MDC will continue to own a 20% subordinated interest in the business (which it has agreed not to sell until after December 21, 2003) exchangeable into approximately 3.9 million units of the Fund.

         Proceeds received by MDC from this offering will be used for general corporate purposes.

         "The completion of the transaction will strengthen MDC's balance sheet and place it in a position to grow its core operations and maximize shareholder value," stated Miles S. Nadal, Chairman, President and Chief Executive Officer of MDC.

ABOUT CUSTOM DIRECT INCOME FUND

         Custom Direct Income Fund indirectly holds an 80% interest in the Custom Direct business. Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry.

ABOUT MDC CORPORATION INC.

         MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom Inc., and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

ABOUT MAXXCOM INC.

         Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom Shares are traded on the Toronto Stock Exchange under the symbol MXX.

FORWARD-LOOKING STATEMENTS

         This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements.

Such factors include, among other things, MDC's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the MDC's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                   DOCUMENT 3


                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------

FOR:                            CONTACTS:

MDC CORPORATION INC.            Miles S. Nadal          Peter M. Lewis          Graham L. Rosenberg
45 HAZELTON AVENUE              Chairman, President &   Executive Vice          Executive Vice
TORONTO, ONTARIO M5R 2E3        CEO                     President               President
                                416-960-9000 ex. 223    & CFO                   416-960-9000 ex. 239
                                                        416-960-9000 ex. 272
TSX STOCK SYMBOL:  MDZ.A
NASDAQ STOCK SYMBOL:  MDCA
WEBSITE:  WWW.MDCCORP.COM
          ---------------

FOR:                            CONTACTS:

MAXXCOM INC.                    Harold Reiter           Robert E. Dickson       Glenn W. Gibson
45 HAZELTON AVENUE              President & CEO         Executive Vice          Executive Vice
TORONTO, ONTARIO M5R 2E3        416-960-6090 ex. 242    President,              President
                                                        Corporate Development   & CFO
                                                        416-960-6090 ex. 528    416-960-6090 ex. 224
TSX STOCK SYMBOL:  MXX
WEBSITE:  WWW.MAXXCOMINC.COM
          ------------------

                     UPDATE ON MAXXCOM PLAN OF ARRANGEMENT

TORONTO, ONTARIO - JULY 28, 2003 - MDC Corporation Inc. of Toronto ("MDC") and Maxxcom Inc. ("Maxxcom") today announced the definitive exchange ratio under the Plan of Arrangement described in Maxxcom's management information circular mailed to its shareholders on July 9, 2003.

As previously announced, subject to receipt of all necessary approvals, under the Plan of Arrangement, MDC will acquire all of the issued and outstanding common shares of Maxxcom not already owned by MDC in exchange for Class A subordinate voting shares of MDC ("MDC Class A Shares"). Based on the volume weighted average trading price of the outstanding MDC Class A Shares on the Toronto Stock Exchange for the past 20 trading day period, Maxxcom shareholders (other than MDC) will receive 1

MDC Class A Share for every 5.25 Maxxcom common shares they own.

Maxxcom is seeking shareholder approval of the Plan of Arrangement at its annual and special meeting of shareholders to be held in Toronto on July 30, 2003. Provided that all necessary approvals (including Court approvals) are received, it is expected that the transaction will close on or about July 31, 2003.

ABOUT MDC CORPORATION INC.

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in three primary areas: electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC Class A Shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on the Nasdaq National Market under the symbol MDCA.

ABOUT MAXXCOM INC.

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom common shares are traded on the Toronto Stock Exchange under the symbol MXX.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, MDC's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the MDC's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                   DOCUMENT 4

                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------


                NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES

FOR:    MDC Corporation Inc.
        45 Hazelton Avenue
        Toronto, Ontario M5R 2E3

CONTACTS:

MILES S. NADAL                     PETER M. LEWIS                GRAHAM L. ROSENBERG
Chairman, President and            Executive Vice-President      Executive Vice President
Chief Executive Officer            and Chief Financial Officer   Tel:  (416) 960-9000 ex. 239
Tel:  (416) 960-9000 ex. 223       Tel:  (416) 960-9000 ex. 272

TSX STOCK SYMBOL:            MDZ.A
NASDAQ STOCK SYMBOL:         MDCA
WEBSITE:                     WWW.MDCCORP.COM
                             ---------------

                                     MDC CORPORATION INC.

 MDC COMPLETES SALE OF ADDITIONAL INTEREST IN CUSTOM DIRECT INCOME FUND IN AN
              UNDERWRITTEN PRIVATE PLACEMENT FOR GROSS PROCEEDS
                               OF $29.64 MILLION

- SALE INCLUDES 2.964 MILLION UNITS AT $10.00 FOR GROSS PROCEEDS OF $29.64 MILLION.
- TOTAL GROSS PROCEEDS TO MDC FROM INITIAL PUBLIC OFFERING AND SECONDARY OFFERING TOTALS $208.1 MILLION.

         TORONTO - July 31, 2003 - MDC Corporation Inc. ("MDC") of Toronto announced today that it has completed the sale of an additional 2.964 million units of Custom Direct Income Fund ("Fund") for gross proceeds of $29.64 million. The sale was completed by way of a private placement, which was fully underwritten by a syndicate led by CIBC World Markets Inc. and TD Securities Inc., which included Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Griffiths McBurney & Partners.

         The proceeds from the private placement, together with amounts received in connection with the initial public offering of the Fund, result in MDC having realized gross cash proceeds of approximately $208.1 million (before commissions and expenses) from the sale of its 80% interest in Custom Direct including the term loan portion of Custom Direct's credit facility.

         MDC continues to own a 20% subordinated interest in the business (which it has agreed not to sell until after December 31, 2003) exchangeable into approximately 3.9 million units of the Fund.

         Proceeds received by MDC from this offering will be used for general corporate purposes.

ABOUT CUSTOM DIRECT INCOME FUND

         Custom Direct Income Fund indirectly holds an 80% interest in the Custom Direct business. Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry.

ABOUT MDC CORPORATION INC.

         MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom Inc., and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

ABOUT MAXXCOM INC.

         Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom Shares are traded on the Toronto Stock Exchange under the symbol MXX.

FORWARD-LOOKING STATEMENTS

         This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, MDC's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the MDC's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                   DOCUMENT 5

                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------


FOR:                            CONTACTS:

MDC CORPORATION INC.            Miles S. Nadal          Peter M. Lewis          Graham L. Rosenberg
45 HAZELTON AVENUE              Chairman, President &   Executive Vice          Executive Vice
TORONTO, ONTARIO M5R 2E3        CEO                     President               President
                                416-960-9000 ex. 223    & CFO                   416-960-9000 ex. 239
                                                        416-960-9000 ex. 272
TSX STOCK SYMBOL:  MDZ.A
NASDAQ STOCK SYMBOL:  MDCA
WEBSITE:  WWW.MDCCORP.COM
          ---------------

FOR:                            CONTACTS:

MAXXCOM INC.                    Harold Reiter           Robert E. Dickson       Glenn W. Gibson
45 HAZELTON AVENUE              President & CEO         Executive Vice          Executive Vice
TORONTO, ONTARIO M5R 2E3        416-960-6090 ex. 242    President,              President
                                                        Corporate Development   & CFO
                                                        416-960-6090 ex. 528    416-960-6090 ex. 224
TSX STOCK SYMBOL:  MXX
WEBSITE:  WWW.MAXXCOMINC.COM
          ------------------


                     MDC CORPORATION INC. AND MAXXCOM INC.
                  ANNOUNCE COMPLETION OF PLAN OF ARRANGEMENT

TORONTO, ONTARIO - JULY 31, 2003 - MDC Corporation Inc. of Toronto ("MDC") and Maxxcom Inc. ("Maxxcom") today announced the completion of the previously-announced acquisition by MDC of all of the issued and outstanding common shares of Maxxcom not already owned by MDC by way of a court-approved Plan of Arrangement.

The Arrangement was approved by more than 99% of the shareholders of Maxxcom that voted on the Arrangement at yesterday's annual and special meeting of Maxxcom shareholders. The Arrangement also received final approval today by the Ontario Superior Court of Justice.

Pursuant to the Arrangement, Maxxcom shareholders (other than MDC) received 1 MDC Class A subordinate voting share ("Class A Share") for every 5.25 Maxxcom common shares they owned, resulting in the issuance by MDC of approximately
2.47 million Class A Shares to such shareholders. After giving effect to the acquisition, MDC has approximately 18.94 million Class A Shares issued and outstanding.

"We are delighted with the overwhelming support received for the transaction, which substantially completes the restructuring of MDC we began almost two years ago." said Miles S. Nadal, Chairman and CEO of MDC. "MDC has returned to its grass roots. We are once again a pure play in marketing communications but with greater strength and potential. With a strong balance sheet and upside potential in our non-core assets, we now have the ability to drive value organically and complement our growth with strategic acquisitions." added Nadal.

MDC owned approximately 36.1 million Maxxcom common shares or approximately 74% of the approximately 49.1 million outstanding Maxxcom common shares prior to giving effect to the Arrangement. Miles S. Nadal, who is presumed to be acting jointly or in concert with MDC, owned 17,634 common shares of Maxxcom.

ABOUT MDC CORPORATION INC.

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in three primary areas: electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC Class A Shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on the Nasdaq National Market under the symbol MDCA.

ABOUT MAXXCOM INC.

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom common shares are traded on the Toronto Stock Exchange under the symbol MXX.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, MDC's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the MDC's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    DOCUMENT 6

                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------


FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
FOR:    MDC Corporation Inc.
        45 Hazelton Avenue
        Toronto, Ontario M5R 2E3

CONTACTS:

MILES S. NADAL                     PETER M. LEWIS                GRAHAM L. ROSENBERG
Chairman, President and            Executive Vice-President      Executive Vice President
Chief Executive Officer            and Chief Financial Officer   Tel:  (416) 960-9000 ex. 239
Tel:  (416) 960-9000 ex. 223       Tel:  (416) 960-9000 ex. 272

TSX STOCK SYMBOL:         MDZ.A
NASDAQ STOCK SYMBOL:      MDCA
WEBSITE:                  WWW.MDCCORP.COM
                          ---------------


                             MDC CORPORATION INC.

   MDC COMPLETED SALE OF ADDITIONAL INTEREST IN CUSTOM DIRECT INCOME FUND IN
             AN UNDERWRITTEN PRIVATE PLACEMENT FOR GROSS PROCEEDS
                               OF $29.64 MILLION

- SALE INCLUDES 2.964 MILLION UNITS AT $10.00 FOR GROSS PROCEEDS OF $29.64 MILLION.
- TOTAL GROSS PROCEEDS TO MDC FROM INITIAL PUBLIC OFFERING AND SECONDARY OFFERING TO TOTAL $208.1 MILLION.

         TORONTO - July 31, 2003 - MDC Corporation Inc. ("MDC") of Toronto announced today that it has completed the sale of an additional 2.964 million units of Custom Direct Income Fund ("Fund") for gross proceeds of $29.64 million. The sale was completed by way of a private placement, which was fully underwritten by a syndicate of underwriters.

         The units have not been, and are not, registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of that Act.

         The proceeds from the private placement, together with amounts received in connection with the initial public offering of the Fund, result in MDC having realized gross cash proceeds of approximately $208.1 million (before commissions and expenses) from the sale of its 80% interest in Custom Direct including the term loan portion of Custom Direct's credit facility.

         MDC continues to own a 20% subordinated interest in the business (which it has agreed not to sell until after December 31, 2003) exchangeable into approximately 3.9 million units of the Fund.

         Proceeds received by MDC from this offering will be used for general corporate purposes.

ABOUT CUSTOM DIRECT INCOME FUND

         Custom Direct Income Fund indirectly holds an 80% interest in the Custom Direct business. Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry.

ABOUT MDC CORPORATION INC.

         MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom Inc., and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

ABOUT MAXXCOM INC.

         Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom Shares are traded on the Toronto Stock Exchange under the symbol MXX.

FORWARD-LOOKING STATEMENTS

         This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, MDC's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the MDC's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    DOCUMENT 7


                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------

FOR:                         MDC Corporation Inc.
                             45 Hazelton Avenue
                             Toronto, Ontario M5R 2E3

CONTACTS:                    Miles S. Nadal
                             Chairman, President & CEO
                             (416) 960-9000 Ext.223

                             Peter M. Lewis                   Walter Campbell
                             Executive Vice-President & CFO   Senior Vice-President Finance
                             (416) 960-9000 Ext.272           [(416) 960-9000 Ext.336]

TSE STOCK SYMBOL:     MDZ.A
NASDAQ STOCK SYMBOL:  MDCA

WEBSITE:  WWW.MDCORP.COM
          --------------


    MDC CORPORATION INC. ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER
                              ENDED JUNE 30, 2003


TORONTO, ONTARIO (JULY 31, 2003) - MDC Corporation Inc. ("MDC") of Toronto today announced its financial results for the second quarter and six months ended June 30, 2003. Consolidated sales for the second quarter were $187.0 million (US$134.8 million), a decrease of 15% (7% in US$) from the $221.0 million (US$144.2 million) achieved in the second quarter of 2002. Operating income before other charges declined 41% (35% in US$) to $8.2 million (US$6.0 million) from the $13.9 million (US$9.2 million) reported for the same three-month period of the prior year. Net income for the quarter ended June 30, 2003 was $12.2 million (US$8.6 million) compared to $128.3 million (US$82.0 million) in 2002. Diluted earnings per share for the second quarter of 2003 was $0.53 (US$0.36) compared to $5.43 (US$3.86) last year. Diluted cashflow per share was $0.13 (US$0.09) this quarter versus $0.25 (US$0.16) in the second quarter of the previous year.

"To date in 2003, we have made significant progress towards our goal of transitioning to an organization focussed on the marketing and communications industry," said Miles S. Nadal, Chairman, President and Chief Executive Officer.

Maxxcom generated revenues of $142.8 million (US$103.0 million), a decrease of $3.5 million (an increase of US$8.0 million) from the $146.3 million (US$95.0 million) recorded in the second quarter of 2002. However, operating income before other charges increased by $2.2 million or 42% (US$2.0 million or 56%) to $7.5 million (US$5.4 million) from the $5.3 million (US$3.4 million) generated in the same quarter in the prior year. This improvement was primarily the result of a 3.7% increase in gross margin combined with flat operating expenses.

"Maxxcom has capitalized on increased activity in the marketplace with significant new business wins, including Virgin Atlantic Airways, JC Penny, Sam's Club Canada and Xerox, while maintaining an efficient operating cost structure," said Mr. Nadal. "During the quarter, the strengthening Canadian dollar has partially offset the operating income improvement at Maxxcom. To assist in understanding the effect, we have included U.S. dollar equivalent results."

The Secure Transactions Division reported sales of $42.2 million (US$30.5 million) for the second quarter, down 39% (34% in US$) from the $69.6 million (US$45.9 million) achieved in the same quarter of 2002. Operating income before other charges was $1.9 million (US$1.5 million), down from $10.6 million (US$7.0 million) in the 2002 second quarter. Excluding divested operations, sales decreased $5.3 million or 21% (US$1.9 million or 12%) and operating income decreased $2.6 million (US$1.7 million) primarily as a result of reduced revenues in all of the Secure Transactions operations.

During the quarter, MDC successfully completed an initial public offering ("IPO") of its U.S.-based, direct-to-consumer cheque business, through Custom Direct Income Fund (the "Fund"). Subsequent to June 30, additional units of the Fund were sold by way of a fully underwritten private placement. The proceeds from the private placement, together with amounts received in connection with the IPO of the Fund, resulted in gross cash proceeds of approximately $208.1 million (US$149.3 million) (before commissions and expenses) from the sale of an 80% interest in Custom Direct including the term loan portion of Custom Direct's credit facility. MDC will continue to own a 20% subordinated interest in the business (which it has agreed not to sell until after December 31, 2003) exchangeable into units of the Fund.

"The crystallization of the significant value created in Custom Direct has allowed MDC to further strengthen its balance sheet. Consistent with our plan to sell our non-core businesses in order to repay our existing debt, US$89.5 million of the cash proceeds generated by the IPO were used to redeem all of the outstanding 10 1/2% Senior Subordinated Notes due December 1, 2006," said Peter Lewis, Executive Vice-President and Chief Financial Officer.

On July 30th, the minority shareholders of Maxxcom approved a plan of arrangement whereby MDC will issue one Class A Subordinate voting share for every 5.25 Maxxcom Inc. shares it does not already own. MDC will issue approximately 2.48 million Class A Subordinate voting shares. Upon completion Maxxcom will be a wholly-owned subsidiary of MDC.

"We are excited by the financial flexibility and improved liquidity that has resulted from the privatization of Maxxcom and the sale of 80% of Custom Direct. We believe that MDC is now well-positioned to capitalize on the tremendous opportunities presenting themselves in the marketing services sector which is anticipated to create significant additional value for our shareholders," said Mr. Nadal. "We have now completed approximately 75% of the transformation of MDC to a pure play in marketing services. We believe that over the next eighteen months we will complete the process and enjoy the benefits of a significant recovery in the marketing service sector commencing in 2004."

ABOUT MDC CORPORATION INC. ("MDC")

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in three primary areas: electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on Nasdaq National Market under the symbol MDCA.

ABOUT MAXXCOM INC. ("MAXXCOM")

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                    - ### -

                                     MDC CORPORATION INC.
                            CONSOLIDATED STATEMENTS OF OPERATIONS
                                 SECOND QUARTER 2003 AND 2002
                                         (UNAUDITED)

                                                                                 $CDN 000'S - EXCEPT
                                                        US$ EQUIVALENT*           PER SHARE AMOUNTS
                                                    ------------------------    -----------------------
FOR THE THREE MONTHS ENDED JUNE 30,                        2003        2002          2003         2002
---------------------------------------------------------------- -----------    ---------- ------------
SALES                                                   134,820      144,219      186,960      220,972
COST OF SALES                                            69,904       76,279       96,769      116,959
                                                    ------------ -----------    ---------- ------------

GROSS PROFIT                                             64,916       67,940       90,191      104,013
OPERATING EXPENSES                                       58,948       58,716       81,954       90,115
                                                    ------------ -----------    ---------- ------------

OPERATING INCOME BEFORE OTHER INCOME (CHARGES)            5,968        9,224        8,237       13,898
                                                    ------------ -----------    ---------- ------------
OTHER INCOME (CHARGES)

NET GAIN ON ASSET DISPOSITIONS AND OTHER CHARGES         15,267       94,229       21,840      147,507

UNREALIZED FOREIGN EXCHANGE GAIN                              -        4,451            -        6,982
AMORTIZATION                                             (3,496)      (3,368)      (4,848)      (5,119)
INTEREST, NET                                            (4,108)      (3,901)      (5,759)      (5,925)
                                                    ------------ -----------    ---------- ------------

                                                          7,663       91,411       11,233      143,445
                                                    ------------ -----------    ---------- ------------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST         13,631      100,635       19,470      157,343

INCOME TAXES                                              6,154       18,436        8,835       28,808
                                                    ------------ -----------    ---------- ------------
INCOME BEFORE MINORITY INTEREST                           7,477       82,199       10,635      128,535

MINORITY INTEREST (RECOVERY)                             (1,121)         166       (1,611)         191
                                                    ------------ -----------    ---------- ------------

NET INCOME FOR THE PERIOD                                 8,598       82,033       12,246      128,344
                                                    ============ ===========    ========== ============

CASH FLOW FROM OPERATIONS                                 2,011        3,669        2,864        5,752
                                                    ============ ===========    ========== ============

EARNINGS PER SHARE
   o   Basic                                               0.48         4.82         0.70         7.56
   o   Diluted                                             0.36         3.86         0.53         5.43

CASH FLOW PER SHARE
   o   Basic                                               0.10         0.20         0.14         0.32
   o   Diluted                                             0.09         0.16         0.13         0.25

WEIGHTED AVERAGE SHARES OUTSTANDING DURING THE PERIOD
   o  Basic                                          16,915,341   16,915,341   16,915,341   16,915,341
   o  Diluted**                                      23,469,828   23,658,938   23,469,828   23,658,938

--------------------------------------------------- ------------ -----------    ---------- -----------


  SEGMENTED INFORMATION - BY
    OPERATING DIVISION

                                                        US$ EQUIVALENT*
                                                    ------------------------
FOR THE THREE MONTHS ENDED JUNE 30,                        2003         2002         2003         2002
----------------------------------------------------------------------------    -----------------------
MAXXCOM
Sales                                                 102,973         95,033      142,785      146,326
Operating Income                                        5,370          3,448        7,530        5,300

SECURE TRANSACTIONS
Sales                                                  30,469         45,873       42,237       69,577
Operating Income                                        1,462          7,048        1,877       10,572

CORPORATE AND OTHER
Sales                                                   1,378          3,313        1,938        5,069
Operating Loss                                           (864)        (1,272)      (1,170)      (1,974)
----------------------------------------------------------------------------    -----------------------

*   THE U.S. DOLLAR EQUIVALENT RESULTS PRESENTED ARE CALCULATED USING THE AVERAGE EXCHANGE
    RATES FOR THE PERIOD.
**  THE COMPANY HAS THE OPTION TO SATISFY THE $50,000 OF 7% CONVERTIBLE NOTES ("NOTES")
    WITH CASH OR CLASS A SUBORDINATED VOTING SHARES ("SHARES") AT 95% OF THE CURRENT SHARE
    PRICE.  AS A RESULT, THE DILUTED SHARES OUTSTANDING INCLUDE 6,203,474 (2002 - 6,729,475)
    SHARES FOR THE CONVERSION OF THE NOTES AT 95% OF THE AVERAGE CLOSING PRICE OF THE SHARES
    DURING THE PERIOD.



                                     MDC CORPORATION INC.
                            CONSOLIDATED STATEMENTS OF OPERATIONS
                                 SECOND QUARTER 2003 AND 2002
                                         (UNAUDITED)

                                                                                 $CDN 000'S - EXCEPT
                                                        US$ EQUIVALENT*           PER SHARE AMOUNTS
                                                   -------------------------    ----------------------
FOR THE SIX MONTHS ENDED JUNE 30,                         2003         2002          2003        2002
----------------------------------------------------------------------------    ----------------------
SALES                                                  275,493       314,092      396,718      492,277
COST OF SALES                                          143,368       163,311      206,311      255,958
                                                   -------------------------    ----------------------

GROSS PROFIT                                           132,125       150,781      190,407      236,319
OPERATING EXPENSES                                     117,416       122,833      169,135      192,516
                                                   -------------------------    ----------------------

OPERATING INCOME BEFORE OTHER INCOME (CHARGES)          14,709        27,948       21,272       43,803
                                                   -------------------------    ----------------------
OTHER INCOME (CHARGES)

NET GAIN ON ASSET DISPOSITIONS AND OTHER CHARGES        15,267       100,205       21,840      157,051

UNREALIZED FOREIGN EXCHANGE GAIN                             -         4,276            -        6,702
AMORTIZATION                                            (7,102)       (8,732)     (10,226)     (13,686)
INTEREST, NET                                           (7,916)      (10,261)     (11,437)     (16,082)
                                                   -------------------------    ----------------------

                                                           249        85,488          177      133,985
                                                   -------------------------    ----------------------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST        14,958       113,436       21,449      177,788

INCOME TAXES                                             6,581        21,335        9,471       33,439
                                                   -------------------------    ----------------------

INCOME BEFORE MINORITY INTEREST                          8,377        92,101       11,978      144,349

MINORITY INTEREST (RECOVERY)                            (1,115)        2,469       (1,602)       3,870
                                                   -------------------------    ----------------------

NET INCOME FOR THE PERIOD                                9,492        89,632       13,580      140,479
                                                   =========================    ======================

CASH FLOW FROM OPERATIONS                                7,443        10,979       10,697       17,207
                                                   =========================    ======================

EARNINGS PER SHARE
   o  Basic                                               0.52          5.27         0.75         8.26
   o  Diluted                                             0.39          3.59         0.56         5.62

CASH FLOW PER SHARE
   o  Basic                                               0.40          0.62         0.58         0.97
   o  Diluted                                             0.31          0.45         0.45         0.70

WEIGHTED AVERAGE SHARES OUTSTANDING DURING THE PERIOD

   o Basic                                          16,915,341    16,915,341   16,915,341   16,915,341
   o Diluted**                                      24,575,935    25,055,517   24,575,935   25,055,517

----------------------------------------------------------------------------    ----------------------



SEGMENTED INFORMATION - BY OPERATING DIVISION

                                                       US$ EQUIVALENT*
                                                   -------------------------
FOR THE SIX MONTHS ENDED JUNE 30,                         2003          2002         2003         2002
----------------------------------------------------------------------------    ----------------------
MAXXCOM
Sales                                                  199,226       182,902      286,307      286,663
Operating Income                                         8,830         6,938       12,689       10,874

SECURE TRANSACTIONS
Sales                                                   74,123       123,714      107,329      193,897
Operating Income                                         8,096        22,980       11,769       36,016

CORPORATE AND OTHER
Sales                                                    2,144         7,476        3,082       11,717
Operating Loss                                          (2,217)       (1,970)      (3,186)      (3,087)
-----------------------------------------------------------------------------    ----------------------

*   THE U.S. DOLLAR EQUIVALENT RESULTS PRESENTED ARE CALCULATED USING THE
    AVERAGE EXCHANGE RATES FOR THE PERIOD.
**  THE COMPANY HAS THE OPTION TO SATISFY THE $50,000 OF 7% CONVERTIBLE
    NOTES ("NOTES") WITH CASH OR CLASS A SUBORDINATED VOTING SHARES ("SHARES")
    AT 95% OF THE CURRENT SHARE PRICE.  AS A RESULT, THE DILUTED SHARES
    OUTSTANDING INCLUDE 7,462,687 (2002 -8,130,081) SHARES FOR THE CONVERSION
    OF THE NOTES AT 95% OF THE AVERAGE CLOSING PRICE OF THE SHARES DURING THE
    PERIOD.



                                     MDC CORPORATION INC.
                                 CONSOLIDATED BALANCE SHEETS

--------------------------------------- ------------------------------    ------------------------------
                                              US$ EQUIVALENT**                    ($CDN 000'S)
                                        ------------------------------    ------------------------------
                                                 AS AT          AS AT             AS AT           AS AT
                                              JUNE 30,   DECEMBER 31,          JUNE 30,    DECEMBER 31,
                                                  2003          2002*              2003            2002
                                           (UNAUDITED)      (AUDITED)       (UNAUDITED)     (UNAUDITED)
----------------------------------------------------------------------    ------------------------------

ASSETS

CURRENT
   Cash and cash equivalents                   44,887          37,788            60,485         59,615
   Securities held for sale***                 20,675            -               27,860           -
   Accounts receivable                         75,930          67,456           102,316        106,419
   Inventory                                    5,814           7,004             7,834         11,050
   Prepaid expenses and sundry                  5,063           6,266             6,823          9,886
                                        ------------------------------    ------------------------------
                                              152,369         118,514           205,318        186,970
PORTFOLIO INVESTMENTS                          15,103             103            20,351            162

CAPITAL AND OTHER ASSETS                       59,374          79,864            80,007        125,993
GOODWILL                                       78,315         185,637           105,530        292,861
                                        ------------------------------    ------------------------------

                                              305,161         384,118           411,206        605,986
                                        ==============================    ==============================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

   Accounts payable and accrued liabilities    84,698          82,873           114,130        130,741
   Deferred acquisition consideration           9,311          23,966            12,546         37,809
   Deferred revenue                            13,659          11,104            18,405         17,517
   Current portion of long-term indebtedness    4,616           4,088             6,220          6,450
                                             -------------------------    ------------------------------
                                              112,284         122,031           151,301        192,517

LONG-TERM INDEBTEDNESS                         86,838         155,514           117,014        245,339
                                        ------------------------------    ------------------------------
                                              199,122         277,545           268,315        437,856
                                        ------------------------------    ------------------------------
MINORITY INTEREST                               9,554           9,824            12,874         15,499
                                        ------------------------------    ------------------------------

SHAREHOLDERS' EQUITY

   Share capital                              107,267          91,621           144,542        144,542
   Other paid-in capital                       29,299          24,179            39,480         38,145
   Cumulative translation adjustment          (12,281)         12,766           (16,544)        20,139
   Retained earnings (deficit)                (27,800)        (31,817)          (37,461)       (50,195)
                                        ------------------------------    ------------------------------
                                               96,485          96,749           130,017        152,631
                                        ------------------------------    ------------------------------

                                              305,161         384,118           411,206        605,986
                                        ==============================    ==============================

----------------------------------------------------------------------    ------------------------------


* COMPARATIVE FIGURES HAVE BEEN RECLASSIFIED TO CONFORM WITH THE CURRENT PRESENTATION.
** THE U.S. DOLLAR EQUIVALENT RESULTS PRESENTED ARE CALCULATED USING THE CLOSING EXCHANGE RATES FOR THE PERIOD.
*** SECURITIES HELD FOR SALE WERE SUBSEQUENTLY SOLD ON JULY 31, 2003 FOR GROSS PROCEEDS OF $29,638 (US$21,173).

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MDC CORPORATION INC.
                                         --------------------------------
                                                              (Registrant)

Date:  August 1, 2003                    By: /s/ Walter Campbell
       -------------------                  -----------------------------
                                                              (Signature)
                                            Walter Campbell
                                            Senior Vice President Finance